UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                  I-Link Incorporated (formerly Medcross, Inc.)
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.007 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   449927-10-2
                                 ---------------
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                              Winter Harbor, L.L.C.
                              11400 Skipwith Lane,
                             Potomac, Maryland 20854
                                 (301) 983-2424
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

Item 1.  Security and Issuer

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.007 par value (the "Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer" or "I-Link"), beneficially owned by the Reporting Persons specified herein, and amends and supplements the Schedule 13D filed April 14, 1998, Schedule 13D/A (amendment no. 1) filed January 28, 1999, Schedule 13D/A (amendment no. 2) filed October 20, 2000 and Schedule 13D/A (amendment no. 3) filed November 1, 2000 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used but not defined herein have the meaning given in the Schedule 13D.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         Red Cube failed to make the deliveries required of it under the Securities Purchase Agreement at the First Closing, which was to occur on or prior to December 31, 2000. Winter Harbor has received notice pursuant to the Securities Purchase Agreement that Red Cube submitted a request for mediation to the American Arbitration Association on December 29, 2000 to resolve unspecified disputes and controversies between Red Cube and Winter Harbor arising under the Securities Purchase Agreement. Winter Harbor believes that any alleged claims against Winter Harbor under the Stock Purchase Agreement are without merit. Winter Harbor intends to vigorously enforce its rights, including seeking all available legal remedies and damages.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WINTER HARBOR, L.L.C.

                                  By:    First Media, L.P., its Manager / Member

                                  By:    First Media Corporation, its sole
                                         General Partner


January 5, 2001                   By:      /s/  Ralph W. Hardy, Jr.
---------------------------                -----------------------------------
Date                                       Ralph W. Hardy, Jr.
                                           Secretary




                                  FIRST MEDIA, L.P.

                                  By:    First Media Corporation, its sole
                                         General Partner


January 5, 2001                   By:      /s/  Ralph W. Hardy, Jr.
---------------------------                -----------------------------------
Date                                       Ralph W. Hardy, Jr.
                                           Secretary



                                  First Media Corporation


January 5, 2001                   By:      /s/  Ralph W. Hardy, Jr.
---------------------------                -----------------------------------
Date                                       Ralph W. Hardy, Jr.
                                           Secretary